Exhibit 99.1

PRESS RELEASE

AerCap Closes $285 Million Unsecured Revolving Credit Facility

Amsterdam, The Netherlands; November 12, 2012 - AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has closed a $285 million senior unsecured revolving credit facility for general corporate purposes. Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank and RBS Securities Inc. were joint lead arrangers of the transaction. A syndicate of nine banks from the United States, Europe and Asia participated in the transaction including Credit Suisse, Deutsche Bank, Fifth Third Bank, ICBC, Morgan Stanley and Apple Bank.

Paul Rofe, Group Treasurer of AerCap said: “This new unsecured facility underscores the strengths of AerCap’s banking relationships worldwide. It demonstrates continued support for our business model from our existing lenders and gives us additional flexibility to capitalize on opportunities in the market. We received strong interest from new lenders and were able to upsize the facility to the current $285 million.”

The total amount of financing transactions AerCap has completed year-to-date is $1.3 billion.

About AerCap

AerCap is the world’s leading independent aircraft leasing company and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore, and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com